NR08-12

April 29, 2008

Cardero Completes Phase I Testing of Magnetic Separation Pilot Plant

at Pampa El Toro Iron Sands Project

Produces Quality Magnetic Concentrate

Suitable for Pig Iron Production

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce it has successfully commissioned the Eriez magnetic separator pilot plant at its Pampa el Toro iron sands project, located in the Marcona District of south-eastern Peru, and that a quality iron concentrate has been produced.  Phase II work operations will produce a 40-tonne iron concentrate sample that will be shipped to the US where additional processing will remove silica sand contaminants -- further upgrading the sample.  The iron concentrate will then undergo extensive commercial scale melting tests aimed at producing a high-grade pig iron product, along with a vanadia and titania enriched slag.

Phase I Magnetic Concentration

The Eriez Dry Magnetic Separator has been installed at the Company’s Acari testing facility close to the Pampa El Toro Iron Sands Project (Photograph 1).

During Phase I work, approximately 83 tonnes of iron sand was processed, producing 4.8 tonnes of iron concentrate.  Following completion of this work, samples were despatched for laboratory analysis.

In order to get an early indication of concentrate grade, 8 samples were rushed though the laboratory.  These samples returned a mean concentrate grade of 46.1% Total Iron (FeTOT) and a calculated iron recovery of 96% indicating a very efficient and low cost upgrading process.  The 46.1% FeTOT concentrate grade is preliminary in nature and, should not be viewed as the ultimate concentrate iron grade.  Final concentrate grade will only be determined once secondary screening of the concentrate material has been completed to remove silica (17.39%) and other contaminants.  Nevertheless the results are highly encouraging, but as a statistically small number of samples, additional analysis will be required to determine if these grades are representative.

Critically, the concentrate samples contain some contaminants (for example, 17.39% silica), which when removed will increase the total iron grade.  As these contaminants have a lower specific gravity and are coarser in grain size than the target magnetite, further concentrate upgrade through gravity separation or screening respectively will be feasible.  The Company is confident that regardless of the Total Iron grade results can be improved further through inexpensive secondary processing.  RDI Metallurgists, Denver, Colorado are currently examining the various possibilities.

Pilot Facility Description

The ERIEZ Manufacturing magnetic separator pilot plant consists of three core components, being a primary separator, a scavenger separator and a final cleaner separator, along with various associated hoppers and conveyor systems.  A flow sheet is presented below (Figure 1).

Conclusions

Work performed to date has shown a quality iron concentrate can be produced using dry magnetic separation technology with the product being suitable for downstream processing and pig iron production through standard iron-making technologies.  Additional processing and removal of contaminants will increase the ultimate iron grade of the concentrate with the final grade to be determined once secondary screening of the concentrate material has been completed

Future Work

Phase II operations will produce a 40-tonne magnetic concentrate for shipment to the US where design parameters for a commercial magnetic separation plant will be further quantified through design of secondary concentrate screening or gravity separation.  This additional process step will remove contaminants and further upgrade the iron concentrate.

The iron concentrate will then undergo extensive commercial scale melting tests aimed at producing a premium-quality pig iron product (96-98% Fe, 2-4% C, <0.05% deleterious elements), along with a vanadia and titania enriched slag.  Midrex’s USA facilities have successfully tested bench-scale samples from the Iron Sands project on three separate occasions and Cardero is therefore very confident about demonstrating viability at the industrial level.

Production of the pig iron will empower the Company to complete off-take agreements with end users that are currently in progress.  The associated titanium and vanadium rich-slag will then undergo additional testing to ascertain the economic viability of recovery in an industrial scale process.

In tandem with the above work SRK Consulting Engineers have been retained to complete a N.I. 43-101 compliant resource estimate and the final report is currently expected to be completed during Q2-2008.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

The work programs at Pampa el Toro were designed and are supervised by Keith J. Henderson, Vice President, Exploration of Cardero, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential results of the ongoing and future pilot plant separation of Pampa el Toro iron sands, the timing and potential results of future metallurgical testing on iron concentrate from Pampa el Toro, the potential upgrading and increase in the FeTotal of the iron concentrate produced at Pampa el Toro, the potential for the economic processing of Pampa el Toro iron sands, the potential for the production of a high grade pig iron from Pampa el Toro iron concentrate, the ability to scale up the results from the pilot plant to a full scale commercial operation and the discovery and delineation of mineral deposits/resources/reserves at the Pampa el Toro project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.